SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Critical Path, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22674V100

(CUSIP Number)

Eirene Yeung

Cheung Kong (Holdings) Limited

8th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

(852-2128-8888)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

John A. Otoshi

Latham & Watkins LLP

41st Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

(852-2522-7886)

December 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

22674V100	Page 2 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cheung Kong (Holdings) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      -0-

  8    SHARED VOTING POWER

      18,570,682 (1) (including shares disclaimed, see 11 below)

  9    SOLE DISPOSITIVE POWER

      -0-

10    SHARED DISPOSITIVE POWER

      18,570,682 (1) (including shares disclaimed, see 11 below)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,570,682 (1) shares, of which Cheung Kong expressly disclaims beneficial ownership of 9,127,542 shares beneficially owned by Hutchison Whampoa Limited and Cenwell Limited.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%(2)
14	TYPE OF REPORTING PERSON HC, CO

22674V100	Page 3 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Campina Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      -0-

  8    SHARED VOTING POWER

      9,443,140 shares of common stock, par value $0.001 (3)

  9    SOLE DISPOSITIVE POWER

      -0-

10    SHARED DISPOSITIVE POWER

       9,443,140 shares of common stock, par value $0.001 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,443,140 shares of common stock, par value $0.001 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON CO

(1)	Of these 18,570,682 shares, 11,152,232 are issuable upon conversion of 872,727 shares of Series D Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”), of Critical Path Inc., a California corporation (the “Issuer”) at a conversion price of $1.50 per share (including accretion of dividends as at December 20, 2006), and 7,418,450 shares are issuable upon conversion of 6,503,333 shares of Series E Redeemable Convertible Preferred Stock, par value $0.001 per share (“Series E Preferred Stock”), of the Issuer at a conversion price of $1.50 per share (including accretion of dividends as at December 20, 2006).
(2)	Applicable percentage ownership of the class referred to herein as Common Stock is based on 156,736,834 shares of common stock, par value $0.001 per share (the “Common Stock”), representing 138,166,152 shares of Common Stock issued and outstanding as of December 18, 2006, plus 11,152,232 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock reported herein and 7,418,450 shares of Common Stock issuable upon conversion of shares of Series E Preferred Stock reported herein.
(3)	Of these 9,443,140 shares, 5,576,116 are issuable upon conversion of 436,363 shares of Series D Preferred Stock at a conversion price of $1.50 per share (including accretion of dividends as at December 20, 2006), and 3,867,024 shares are issuable upon conversion of 3,390,000 shares of Series E Preferred Stock at a conversion price of $1.50 per share (including accretion of dividends as at December 20, 2006).

This Amendment No.5 amends the Statement on Schedule 13D (the “Statement”) previously filed with the Securities and Exchange Commission by Cheung Kong (Holdings) Limited (“Cheung Kong”) on December 22, 2001 with respect to the Common Stock of the Issuer, as subsequently amended and restated in its entirety by Amendment No.1 thereto filed by Cheung Kong on December 1, 2003, and amended by Amendment Nos.2, 3 and 4 thereto filed by Cheung Kong on July 14, 2004, October 4, 2004 and January 3, 2005 respectively.

This Amendment No.5 to the Statement is being filed as a result of the disposition of 6,416,667 shares of Series E Preferred Stock by Great Affluent Limited (“GAL”), a subsidiary of CK Life Sciences Int’l., (Holdings) Inc., convertible into 7,319,590 shares of Common Stock (including accretion of dividends as at December 20, 2006).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.(1)

The first six paragraphs of subsection (a) - (b) of Item 5 are hereby amended and replaced in their entirety with the following four paragraphs:

(a) - (b) Cheung Kong, through its ownership of Campina, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of (i) 436,363 shares of Series D Preferred Stock, convertible into 5,576,116 shares of Common Stock (including accretion of dividends as at December 20, 2006), and (ii) 3,390,000 shares of Series E Preferred Stock, convertible into 3,867,024 shares of Common Stock (including accretion of dividends as at December 20, 2006). Cheung Kong has shared power over the voting and disposition of such securities. In addition, Cheung Kong, through its ownership of 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the 9,127,542 shares of Common Stock issuable upon conversion of the Series D Preferred Stock and Series E Preferred Stock beneficially owned by HWL and Cenwell. This aggregate beneficial ownership of 18,570,682 shares of Common Stock represents 11.8% of the Common Stock, based on a total of 156,736,834 shares of Common Stock (representing 138,166,152 shares of Common Stock issued and outstanding as of December 18, 2006, plus 11,152,232 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock reported herein and 7,418,450 shares of Common Stock issuable upon conversion of shares of Series E Preferred Stock reported herein, including accretion of dividends as at December 20, 2006). Pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of any shares of Common Stock or Series E Preferred Stock beneficially owned by HWL and Cenwell, and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

Campina is the beneficial owner of 436,363 shares of Series D Preferred Stock, convertible into 5,576,116 shares of Common Stock (including accretion of dividends as at December 20, 2006), and 3,390,000 shares of Series E Preferred Stock, convertible into 3,867,024 shares of Common Stock, representing 4.0% and 2.8%, respectively, of the Common Stock. Campina has shared power over the voting and disposition of such securities.

HWL, through its ownership of Cenwell, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 436,364 shares of Series D Preferred Stock, convertible into 5,576,116 shares of Common Stock (including accretion of dividends as at December 20, 2006), and 3,113,333 shares of Series E Preferred Stock, convertible into 3,551,426 shares of Common Stock, representing 4.0% and 2.6%, espectively, of the Common Stock. HWL has shared power over the voting and disposition of such securities.

Cenwell is the beneficial owner of 436,364 shares of Series D Preferred Stock, convertible into 5,576,116 shares of Common Stock (including accretion of dividends as at December 20, 2006), and 3,113,333 shares of Series E Preferred Stock, convertible into 3,551,426 shares of Common Stock, representing 4.0 % and 2.6%, respectively, of the Common Stock. Cenwell has shared power over the voting and disposition of such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 20, 2006

FOR AND ON BEHALF OF
CHEUNG KONG (HOLDINGS) LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Title:	Director

FOR AND ON BEHALF OF
CAMPINA ENTERPRISES LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Title:	Director